EXHIBIT (h.4.)

Other Material Contracts: Fee Waiver Agreement Letter dated October 28, 2025

October 28, 2025

Sit Mutual Funds II, Inc. Board of Directors

80 South 8th Street, Suite 3300

Minneapolis, MN 55402

RE:  Fee Waivers

Dear Board of Directors:

Pursuant to the Investment Management Agreements between Sit Investment Associates, Inc. (“SIA”) and Sit Mutual Funds II, Inc. dated May 1, 2021, as amended, (the “Agreement”) each Fund is a unified fee investment company where SIA charges a single unified management fee and is responsible for paying all fund operating expenses. Under the Agreement, SIA is obligated to bear all of the Funds’ expenses, except for extraordinary expenses, interest, brokerage commissions and other transaction charges relating to the investing activities of the Funds.

SIA confirms our agreement to waive a portion of certain fees payable to SIA pursuant to the Agreement as set forth below.

Annual % of average daily net assets

Sit Mutual Fund	Investment Advisory Fee	Supervision and Administration Fee	Total Management Fee	Fee Waiver	Net Total Management Fee
Minnesota Tax-Free Income Fund	0.20	0.60	0.80	n/a	0.80
Tax-Free Income Fund Class S	0.20	0.60	0.80	n/a	0.80
Tax-Free Income Fund Class Y	0.20	0.35	0.55	n/a	0.55
Quality Income Fund Class S	0.30	0.60	0.90	0.10	0.80
Quality Income Fund Class Y	0.30	0.35	0.65	0.10	0.55

SIA will waive the fees set forth above through March 31, 2028, with the intent of extending the waiver on an annual basis thereafter. Until March 31, 2028, the fee waiver will not be changed without your approval.

Sincerely,

/s/ Roger J. Sit

Roger J. Sit
CEO, President and Global Chief Investment Officer

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